July 7, 2009

Lisa Haynes
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Dear Ms. Haynes:

Below, please find our response to the comment outlined in Mr. Decker’s letter to the Company dated July 6, 2009. The Company response includes the original comment.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 16

1. We note your response to comment five from our letter dated June 22, 2009 and your response to comment seven from our letter dated June 3, 2009 in which you indicate the percentage of containers sold that have not been returned has not materially changed in over five years. Please tell is if the amount of revenue recognized at point of sale for container systems not expected to be returned comprises a material portion of total revenues. If revenue recognized immediately for unreturned containers is material, we continue to believe that your disclosures should be revised to include a discussion of the key assumptions used each period. Additionally, we believe a sensitivity analysis showing readers how reasonably likely changes in assumptions might affect the amount of revenue you recognize each period would assist readers by providing greater transparency. If appropriate, please show us how you will revise your future filings to address this comment.

Company Response:

The amount of revenue recognized at the point of sale for container systems not expected to be returned was approximately 8% of total revenue for the year ended June 30, 2008. Additionally, this percentage is not expected to be over 10% for the foreseeable future. As such, we do not believe this to be material and therefore, propose no changes to the related financial statement disclosures. Should the impact on revenues related to the above noted issue become material, the Company will revisit the issue of additional disclosures including a sensitivity analysis.

Please feel free to contact me at 713-660-3514 should you have questions or require additional information.

Sincerely,

David P. Tusa
Executive Vice President and Chief Financial Officer